Viking Therapeutics, Inc.

12340 El Camino Real, Suite 250

San Diego, CA 92130

October 24, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-1
Filed October 17, 2017
File No. 333-220992

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viking Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-220992) of the Registrant (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on October 17, 2017, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on October 26, 2017 or as soon thereafter as may be practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Registrant hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely,

VIKING THERAPEUTICS, INC.

By:	/s/ Brian Lian, Ph.D.
Brian Lian, Ph.D.
President and Chief Executive Officer

cc:Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)